UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)

1. Details of information	Disclosure title	Shareholder Return policy for 2026~2028
Summary of ad-hoc public disclosure

o Purpose : By transitioning the shareholder return policy to an earnings-based performance-linked regime, high dividend company position is enhanced and dividend visibility is improved for shareholders.

o Implementation Standard: Aim to administer 35 - 40% shareholder return ratio (dividend + buyback and cancellation of treasury shares), funded by adjusted Net Income Attributable to Controlling Interests.

- Adjusted Net Income Attributable to Controlling Interests : Net income attributable to controlling interests, excluding non-operating and one-off valuation gains or losses.

- Target shareholder return rate is based on annual performance

	Expected ad-hoc public disclosure date & time	April 30, 2026
2. Details of information release	Information providers	IR team
	Information recipients	Institutional investors, Analysts, Press and etc.
	Date & time of information release	April 30, 2026 at 3:00 pm (15:00) KST
	Title and place of event held	1Q 2026 Earnings Conference Call
3. Contact points (department/phone number)		02-3457-5112
4. Other matters to be factored into investment decisions

- The details of the execution plan are subject to change depending on business environment and market conditions, and will be finally determined by the approval of Board of Directors or the Ordinary General Meeting of Shareholders.

- Please visit our website(http://www.posco-inc.com) for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: April 30, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young-Ah
Title: Executive Vice President